ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

April 21, 2014

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:                             Pax World Funds Series Trust III (the “Registrant”)
(File No. 333-194602)

Dear Mr. Bartz,

We are writing to respond to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 18, 2014 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission on March 17, 2014 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s additional comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the combined Proxy Statement/Prospectus.

Combined Proxy Statement/Prospectus

1. Comment.  With respect to Comment and Response 3 in the Registrant’s comment response letter dated April 17, 2014, please disclose the estimated per share amount of capital gains distributions resulting from the reorganization.

Response.  In response to your comment, the last three sentences of the paragraph that begins “As a result of the transition to the index-based strategy . . .” under the headings “Tax Consequences” and “Tax Status of the Reorganization” will be replaced with the following disclosure:

“Based on the Target Fund’s holdings as of March 31, 2014, the Registrant estimates that approximately 80% (by value) of the Target Fund’s holdings will be sold, resulting in estimated trading costs of approximately $26,000, and producing estimated net realized capital gains, if such holdings had been sold at the closing price on such date, of approximately $6 million, or $2.67 per share, after the application of available capital loss carryovers.  Any such amount will not be currently distributed by the Acquiring Fund; instead, the Acquiring Fund will take into account such gains in determining the amount of its distributions of gains for the taxable year, as adjusted for any gains or losses of the Acquiring Fund in the portion of its taxable year following the Reorganization.  The Target Fund currently anticipates that no meaningful loss limitations will be applicable to capital loss carryovers, if any, transferred to the Acquiring Fund.  The actual tax effect of such sales will depend on the difference between the price at which such holdings are sold and the Target Fund’s basis in such holdings.”

2. Comment.  With respect to Comment and Response 7 in the Registrant’s comment response letter dated April 17, 2014, please revise the language in the second row of the “Comparison of Principal Investment Strategies” table to state that, under normal market conditions, the Fund will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would normally invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response.  In response to your comment, the requested change will be made.

3. Comment.  With respect to Comment and Response 11 in the Registrant’s comment response letter dated April 17, 2014, please include the $10.00 wire redemption fee described in the “Redemptions of Individual Investor Class and Institutional Class Shares” section in the “Annual Fund Operating Expenses” table.

Response. The Registrant notes that Item 5(a) of Form N-14 directs the Registrant to furnish the information required by Item 3 of Form N-1A.  The Registrant further notes that Instruction 2(d) to Item 3 of Form N-1A states:

“Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

The Registrant does not consider the wire redemption fee to be an account fee that is charged to a typical investor in the Fund because shares ordinarily are not redeemed by wire transfer.  Accordingly, the Registrant respectfully submits that the existing disclosure meets the requirements of Item 3 of Form N-1A.

Statement of Additional Information

4. Comment. With respect to Comment and Response 13 in the Registrant’s comment response letter dated April 17, 2014, please revise the disclosure under the heading “Credit Default Swaps” to indicate that the Fund will segregate liquid assets in an amount at least equal to the full notional value of the credit default swaps for which it is the seller of protection.

Response. In response to your comment, the third paragraph under the heading “Credit Default Swaps” will be revised as follows:

“The Fund will segregate liquid assets in an amount at least equal to the full notional value of the credit default swaps for which it is the seller of protection.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

Nathan D. Somogie, Esq.